SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED):
July 28, 2005

SUPREME INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**1-8183**	**75-1670945**
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

**P.O. Box 237
2581 E. Kercher Road
Goshen, Indiana 46528**
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: - **(574) 642-3070**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2.below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

Section 7 - Regulation FD

Item 7.01   Regulation FD Disclosure.

The following information is furnished pursuant to Item 2.02, "Results of Operations and Financial Condition" and Item 7.01, "Regulation FD Disclosure."

On July 28, 2005, Supreme Industries, Inc. issued a press release reporting results for the fiscal quarter ended June 25, 2005. The full text of the press release is set forth in Exhibit 99.1 hereto.

Section 9 - Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

        c.   Exhibits

 99.1   Press release dated July 28, 2005, reporting results for the fiscal quarter ended June 25, 2005.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                          SUPREME INDUSTRIES, INC.

Dated: <u>August 3, 2005</u>   BY: /s/ Jeffery D. Mowery
                                                          Jeffery D. Mowery
                                                          Vice President of Finance and Chief Financial Officer

                                                          (Signing on behalf of the Registrant and as Principal Financial Officer)


EXHIBIT INDEX


99.1   Press release dated July 28, 2005, reporting results for the fiscal quarter ended June 25, 2005.

Exhibit 99.1

SUPREME INDUSTRIES, INC.

For Immediate Release

Contact: Robert W. Wilson
                 Executive Vice President
                 (574) 642-4888


Supreme Industries Reports Improved Earnings and Revenues
for the Second-Quarter and First Six-Month Periods


- *Quarterly revenues increased 5% to record $95.4 million*
- *EPS in the quarter increased 53%*
- *Order backlog remains strong at $72.6 million*
- *Supreme joins Russell Microcap™ Index*

GOSHEN, Ind., July 28, 2005 — Supreme Industries, Inc. — (AMEX:STS), a leading manufacturer of specialized vehicles including truck bodies and shuttle buses, today announced improved financial results for the 2005 second quarter and six-month periods ended June 25, 2005, over the same periods of last year.

Strong volume with the Company's larger fleet and leasing customers produced higher revenues and earnings in the second quarter and first six months of 2005. The Company recorded revenues of $95.4 million for the second quarter of 2005, compared to $90.9 million for the same period last year, an increase of $4.5 million or 5 percent. Revenues in the first six months improved $21.4 million, or 13 percent, to $185.8 million in the 2005 period from $164.4 in the 2004 period.

Net income for the second quarter was $2.9 million, or $0.23 per diluted share, in 2005 compared to $1.9 million, or $0.15 per diluted share, in 2004, and for the first six months was $6.0 million, or $0.47 per diluted share, for the 2005 period and $2.9 million, or $0.23 per diluted share, in the 2004 period.

Gross profit as a percentage of net sales increased in both the quarter and six-month period, primarily as a result of the price increases the Company implemented throughout 2004 and 2005, as well as cost stabilization for the majority of the raw materials used in the production of Supreme's products. The increase in gross profit would have been greater if not for an escalation in group health insurance claims in 2005, particularly in the second quarter. These costs increased by $561 thousand and $738 thousand for the three and six month periods ended June 25, 2005 compared to the corresponding periods in 2004. A combination of increased number and severity of claims resulted in these higher costs.

Selling, general and administrative expenses increased as a percent of net sales from 7.1 percent in the 2004 second quarter to 7.7 percent in the 2005 second quarter, and from 7.3 percent in the first six months of 2004 to 7.4 percent in the same period of 2005. Selling expenses increased due to a reduction in cooperative marketing funds received from chassis manufacturers in the first six months


- more -


of 2005 versus the same period last year. Additionally, the Company experienced higher sales commission expense as a result of additional revenues and higher compensation expense related to the Company's incentive bonus plans.

Interest expense increased from $216 thousand in the second quarter of 2004 to $568 thousand in the same period of 2005. For the first six months, interest expense increased from $408 thousand in 2004 to $1.1 million in 2005. The increase in interest expense for both periods is a result of increased debt incurred principally for increased working capital and higher short-term interest rates in 2005 versus 2004.

Stockholders' equity improved to $73.0 million and working capital increased to $55.3 million; the Company continues to aggressively manage its working capital assets. Backlog was $72.6 million as of June 25, 2005.

Robert W. Wilson, Executive Vice President, stated, "The Company experienced increased revenues of $21.4 million for the first half of 2005. The increased revenues were a result of the price increases the Company implemented throughout 2004 and 2005 as well as an increase in unit shipments. Additionally, we are pleased that the Company's gross margin of 12.9% for the first half of 2005 exceeded not only the 10.2% reported in the same period of 2004, but also our 2005 gross margin goal of 12%."

Wilson concluded, "While the competitive landscape remains challenging, we are optimistic given the continued strength of our backlog and our strong positioning within the truck and bus markets. Finally, we are excited to report that Supreme Industries has been included in the Russell Microcap™ Index, which represents the smallest 1000 members of the Russell 2000 and the next 1000 stocks by market capitalization. Supreme's inclusion in this index should assist in increasing the Company's visibility with investors and institutions that rely on the Russell indexes as part of their investment strategy."

As announced on June 6, 2005, Supreme's board of directors approved a $0.095 per share cash dividend on its outstanding Class A and Class B Common Stock to be paid on August 1, 2005 to shareholders of record on July 25, 2005. This cash dividend is the eighth consecutive quarterly cash dividend in what the Company intends to be a continuing series of quarterly cash dividends, business conditions permitting.

A live webcast of Supreme Industries' earnings conference call can be heard today at 4:30 p.m. Eastern Time at www.supremeind.com.

Supreme Industries, Inc. is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans® line of special-purpose "shuttle-type" buses. The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

This report contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), other than historical facts, which reflect the view of the Company's management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend," and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by and information currently available to the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, raw material cost increases, and severe interest rate increases. Furthermore, the Company can provide no assurance that such raw material cost increases can be passed on to its customers through implementation of price increases for the Company's products. The forward-looking statements contained herein reflect the current views of the Company's management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

- more -

Supreme Industries, Inc. and Subsidiaries Consolidated Statements of Income (Unaudited)

	Three Months Ended		Six Months Ended	
	June 25, 2005	**June 26, 2004**	**June 25, 2005**	**June 26, 2004**
Revenue:				
Net sales	$95,216,407	$90,740,648	$185,538,711	$164,221,753
Other income	138,914	105,297	300,218	188,659
	95,355,321	90,845,945	185,838,929	164,410,412
Costs and expenses:				
Cost of sales	82,970,295	81,125,598	161,666,831	147,456,087
Selling, general and administrative	7,294,334	6,461,329	13,752,416	11,900,623
Interest	568,387	216,271	1,057,033	408,186
	90,833,016	87,803,198	176,476,280	159,764,896
Income before income taxes	4,522,305	3,042,747	9,362,649	4,645,516
Income taxes	1,622,000	1,155,000	3,368,000	1,768,000
Net income	$2,900,305	$1,887,747	$5,994,649	$2,877,516
Earnings per share:				
Basic	$.23	$.16	$.49	$.24
Diluted	.23	.15	.47	.23
Shares used in the computation of earnings per share:				
Basic	12,391,341	12,086,558	12,288,776	12,058,437
Diluted	12,708,871	12,504,790	12,651,893	12,497,473
Cash dividends per share:	$.035	$.035	$.07	$.065

- more -

Supreme Industries, Inc. and Subsidiaries Consolidated Balance Sheets

	June 25, 2005 (Unaudited)	December 25, 2004 (Audited)
Assets		
Current assets	$78,474,534	$80,680,035
Property, plant and equipment, net	48,026,253	47,190,964
Other assets	1,276,032	1,325,620
Total assets	$127,776,819	$129,196,619
Liabilities		
Current liabilities	$23,193,043	$29,781,764
Long-term debt	28,476,053	28,766,667
Deferred income taxes	3,085,179	3,085,179
Total liabilities	54,754,275	61,633,610
Total stockholders' equity	73,022,544	67,563,009
Total liabilities and stockholders' equity	$127,776,819	$129,196,619